Filed Pursuant to Rule 433 of the Securities Act of 1933
 Issuer Free Writing Prospectus dated July 15, 2015
Registration No.  333-193503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled: "RedHill Biopharma Announces Size of Proposed Public Offering of its American Depository Shares".

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503) and the Company's preliminary prospectus supplement filed with the Securities and Exchange Commission on July 14, 2014 .

The Company has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”), which the SEC has declared effective, for the offering to which this communication relates. A preliminary prospectus supplement related to the offering has also been filed with the SEC. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website located at www.sec.gov.  Alternatively,  Nomura Securities International, Inc. will arrange to send you the prospectus if you request it by writing by contacting Nomura Securities International, Inc., Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316, or by telephone  at 212-667-9000 or by e-mail at equitysyndicateamericas@nomura.com, and Roth Capital Partners will arrange to send you the prospectus if you request it by writing by contacting Roth Capital Partners, Attention: Equity Capital Market team, 888 San Clemente, Newport Beach, CA 92660, or by telephone at 800-678-9147, or by e-mail at rothecm@roth.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: July 15, 2015	By:	/s/ Dror Ben-Asher
Dror Ben-Asher Chief Executive Officer